September 17, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski, Esq.

Loan Lauren P. Nguyen, Esq.

Kristin Shifflett

Margery Reich

Re:	Universal Truckload Services, Inc.
Information Statement on Schedule 14C
File No. 000-51142, Film No. 12995183

Ladies and Gentlemen:

In response to your oral comments on September 14, 2012 to our counsel, Kerry Crenshaw, we respond as follows, with regard to the Definitive Information Statement filed September 10, 2012 (the “Definitive Information Statement”) with the Securities and Exchange Commission (the “Commission”):

The Company confirms and acknowledges, in connection with the filing of the Definitive Information Statement (the “Filing”) and the responses of our counsel to the comments of the staff of the Commission (the “Staff”) included in the Staff’s comment letters relating to the Filing:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 17, 2012

Please do not hesitate to call the undersigned at (586) 920-0224 or Kerry Crenshaw ((313) 965-8266) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

UNIVERSAL TRUCKLOAD SERVICES, INC.

/s/ Donald B. Cochran
Donald B. Cochran President and Chief Executive Officer

Cc:	Robert E. Sigler
David A. Crittenden

William B. Brentani, Esq.

C. Douglas Buford, Jr., Esq.

Mark D. Gerstein, Esq.

D. Kerry Crenshaw, Esq.

2